Exhibit 99.4

Commerce & Finance Law Offices

714 Huapu International Plaza 19 Chaowai Avenue,

Chaoyang District, Beijing, PRC; Postcode: 100020

Tel: (8610) 65802255 Fax: (8610) 65802538, 65802678, 65802679, 65802203

E-mail Add: beijing@tongshang.com Website: www.tongshang.com.cn

October 25, 2004

To: eLong, Inc.

Re: Jiangsu General Chinese Hotel Reservation Network, Ltd.

Ladies and Gentlemen,

We are lawyers qualified in the People’s Republic of China (“PRC”) and are qualified to issue an opinion on the laws of the PRC.

We have acted as PRC counsel for eLong, Inc., a company incorporated under the laws of the Cayman Islands (the “Company”), in relation to the Company’s Registration Statement on Form F-1 covering its proposed initial public offering of American depositary shares (“ADSs”) representing its ordinary shares and listing of ADSs on the NASDAQ. We have been requested to give this opinion on, inter alia, the legal ownership structure of Jiangsu General Chinese Hotel Reservation Network, Ltd. ( ,”GCH”) and the legality and validity of the following arrangement (“Arrangement”) under the relevant agreements (“Agreements”) among eLongNet Information Technology (Beijing) Co., Ltd, which is a wholly-owned subsidiary of the Company in PRC (“eLong Information”), GCH, and shareholders of GCH.

The following chart illustrates the legal ownership structure of GCH and the Arrangements

Contractual Arrangements include Technology Services Agreement, Trademark Agreement and Business Operation Agreement.

The following terms as used in this opinion are defined as follows:

“Approvals” means all approvals, consents, waivers, sanctions, authorizations, filings, registrations, exemptions, permissions, endorsement, annual inspects, qualifications and license;

“eLong Information” means eLongNet Information Technology (Beijing) Co., Ltd, a limited liability company incorporated under the laws of the PRC;

“Company” means eLong, Inc., a company incorporated under the laws of the Cayman Islands;

“Documents” means the documents reviewed by us for the purpose of issuing this legal opinion, a list of which is contained in Schedule I and copies annexed to this opinion;

“Laws” means all laws, regulations, statutes, orders, decrees, guidelines, notices, judicial interpretations, subordinary legislations of PRC;

“Prospectus” means the U. S. prospectus;

“GCH” means Jiangsu General Chinese Hotel Reservation Network, Ltd., a limited liability company incorporated under the laws of the PRC;

“Beijing Information” means Beijing eLong Information Technology Co., Ltd., a limited liability company incorporated under the laws of the PRC;

“Beijing Airline” means Beijing eLong Airline Services Co., Ltd, a limited liability company incorporated under the laws of the PRC;

“PRC” means the People’s Republic of China.

In so acting, we have examined the originals or copies certified or otherwise identified to our satisfaction, of documents provided to us by the Company and such other documents, corporate records, certificates issued by governmental authorities in the PRC and officers of the Company and other instruments as we have deemed necessary or advisable for the purposes of rendering this opinion, including and without limitation to, copies of the documents set out in Schedule I.

We summarize each of the economic relationships and contractual arrangements between eLong Information, GCH and Shareholders of GCH below (“Contractual Arrangements”).

1.    eLong Information and GCH have entered into a technical consulting and services agreement (“Technology Services Agreement”), which has been amended and restated. According to the Technology Services Agreement, eLong Information has agreed to provide technology-consulting services to GCH relating to its hotel reservation business through www.elong.com, eLong Information has also granted GCH a non-exclusive license to use certain software owned by eLong Information, and GCH has agreed to pay eLong Information service fees and software license fees based on market prices as agreed by the parties.

2.    Beijing Information and Beijing Airline have entered into an equity interest pledge agreement (“Equity Pledge Agreement”) with eLong Information, which has been amended and restated. According to the Equity Pledge Agreement, Beijing Information and Beijing Airline

will pledge their equity interests in GCH to eLong Information to guarantee the performance of obligations GCH under the Technology Services Agreement described above, and the performance of its obligations under the Business Operation Agreement and the Trademark Agreement described below. The equity pledge may be enforced by eLong Information upon the occurrence of certain events of default specified in the Equity Pledge Agreement including failure of GCH to make required payment to eLong Information under the Technology Services Agreement or to perform any of its obligations under the Business Operation Agreement and the Trademark Agreement.

3.    eLong Information, GCH, Beijing Information and Beijing Airline have entered into a business operation agreement (“Business Operation Agreement”), which has been amended and restated. According to the Business Operation Agreement,

•	in order for GCH to obtain bank financing, eLong Information agrees to provide a guarantee for the payment obligations of GCH when it is required by any of third party.

•	GCH shall appoint as Chief Executive Officer, Chief Financial Officer and other high-ranking officers, individuals that are recommended by eLong Information.

•	GCH agrees not to engage in any activity that could substantially affect its assets, liabilities, equity or operations, such as incurring any debt, purchasing or selling any assets, granting any third party a security interest in its property or assigning any of its contracts to a third party, without the prior written approval of eLong Information.

4.    GCH and Beijing Information have entered into a cooperative agreement (“Cooperative Agreement”), which has been amended and restated. Under the Cooperative Agreement, Beijing Information has agreed to provide website hosting services and call center services to GCH. GCH has agreed to pay information service fees to Beijing Information.

5.    eLong Information and GCH have entered into a trademark license agreement (“Trademark Agreement”). According to the Trademark Agreement, eLong Information has granted GCH a non-exclusive license to use certain trademarks owned by eLong Information in return for a license fee.

In our examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity with authentic original documents submitted to us as copies. We have also assumed the completeness of the Documents as they were presented to us up to the date of this legal opinion and that none of the Documents has been revoked, amended, varied or supplemented. We have further assumed the accuracy and completeness of all factual statements in the Documents. Where important facts were not independently established to us, we have relied upon certificates issued by governmental agents and representatives of the Company with proper authority and upon representations, made in or pursuant to the Agreements.

Based on the foregoing and our review of the relevant documents (including, without limitation, the Documents), we are of the opinion that:

1.    GCH has been duly incorporated and validly exists as a privately owned enterprise with legal person status in good standing under the laws of the PRC. All of the registered capital of GCH RMB4,000,000 has been fully paid for and, 20% and 80% of the equity interest in the registered capital of GCH is respectively owned by Beijing Information and Beijing Airline, and to the best of our knowledge after due inquiry, such equity interests are each, free and clear of any security interest, mortgage, pledge, lien, encumbrance, claim or equity, or any third party right, save for pursuant to the pledge created under the Contractual Arrangements.

2.    eLong Information has been duly incorporated and is validly existing as a wholly foreign owned enterprise with legal person status in good standing under the laws of the PRC. All of the registered capital of eLong Information has been fully paid and is owned by the Company and to the best of our knowledge after due inquiry, such equity interest is free and clear of any security interest, mortgage, pledge, lien, encumbrance, claim or equity or any third party right.

3.    All Approvals in the PRC required for the establishment and the maintenance of the enterprise legal person status of each of eLong Information and GCH respectively have been duly issued and obtained and all such Approvals are in full force and effect, have not been revoked, withdrawn, suspended or cancelled and are not subject to any condition other than annual inspection conducted by relevant government authorities. Each of eLong Information and GCH respectively has complied with all applicable registration and filing requirements under PRC laws for its establishment and the maintenance of its status and existence as an enterprise legal person.

4.    Each of eLong Information and GCH has legal right, power and authority (corporate and other) to own, lease and operate its properties and to conduct its business as described in their business licenses and to enter into and perform its obligations under the Contractual Arrangements.

5.    Each agreement related to the Contractual Arrangements, to which eLong Information and GCH are the parties has been duly authorized, executed and delivered by such eLong Information and GCH, and on the performance of which will not require any approvals, consents, etc other than the ones that are clearly obtained or waived, is in proper legal form under the laws of the PRC for the enforcement thereof against the parties thereto with no conflict or violation with PRC laws or regulations, and constitutes a valid and legally binding obligation of the parties thereto, enforceable in accordance with its terms, subject as to enforcement to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors’ rights generally and to general equity principles.

This opinion relates to the laws of the PRC (other than the laws of the Hong Kong Special Administrative Region) in effect on the date hereof.

We hereby consent to the use of this opinion in, and the filing hereof as an Exhibit to, the above-mentioned Registration Statement and to the reference to our name under the headings “Risk Factors,” “Regulations,” “Corporate Structure and Related Party Transactions,” “Enforceability of Civil Liabilities” and “Legal Matters” in the Prospectus included in such Registration Statement. In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the regulations promulgated thereunder.

Yours faithfully,

Commerce & Finance Law Offices

Schedule I

1.    Latest articles of association, business license and other material constitutional documents, licenses and certificates of Jiangsu General Chinese Hotel Reservation Network, Ltd. and eLongNet Information Technology (Beijing) Co., Ltd.

2.    Amended and Restated Technical Consulting and Services Agreement dated July 20, 2004 between eLongNet Information Technology (Beijing) Co., Ltd. and Jiangsu General Chinese Hotel Reservation Network Ltd.

3.    Amended and Restated Equity Interest Pledge Agreement dated July 20, 2004 among eLongNet Information Technology (Beijing) Co., Ltd., Beijing eLong Information Technology Co., Ltd. and Beijing eLong Airline Services Co., Ltd.

4.    Amended and Restated Business Operation Agreement dated July 20, 2004 among eLongNet Information Technology (Beijing) Co., Ltd., Jiangsu General Chinese Hotel Reservation Network Ltd., Beijing eLong Information Technology Co., Ltd. and Beijing eLong Airline Services Co., Ltd.

5.    Amended and Restated Cooperative Agreement dated July 20, 2004 between Beijing eLong Information Technology Co., Ltd. and Jiangsu General Chinese Hotel Reservation Network Ltd.

6.    Trademark License Agreement Dated July 20, 2004 between eLongNet Information Technology (Beijing) Co., Ltd and Jiangsu General Chinese Hotel Reservation Network Ltd.